SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Amendment No. 2

Steel Connect, Inc.
(Name of the Issuer)

Steel Connect, Inc.

Steel Partners Holdings L.P.

Steel Excel Sub I, LLC

Handy & Harman LTD.

WHX CS LLC

Steel Excel Inc.

WF Asset Corp.

WebFinancial Holding Corporation

SPH Group LLC

SPH Group Holdings LLC

Steel Partners Holdings GP INC.

Steel Partners, LTD.

Warren G. Lichtenstein

Jack L. Howard

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

858098205
(CUSIP Number of Class of Securities)

Steel Connect, Inc. Attn: Maria Reda 590 Madison Avenue, 32nd Floor New York, New York 10022 (212) 520-2300	Steel Partners Holdings L.P. Attn: Joseph Martin 590 Madison Avenue, 32nd Floor New York, New York 10022 (914) 461-1276

(Name, Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of Persons Filing Statement)

With Copies to:

David R. Pfalzgraf, Jr., Esq. Benjamin D. Burge, Esq. Rupp Pfalzgraf LLC 1600 Liberty Building Buffalo, NY 14202 (716) 854-3400	Alan Annex, Esq. Flora R. Perez, Esq. Laurie Green, Esq. Greenberg Traurig, P.A. 401 East Las Olas Boulevard Suite 2000 Fort Lauderdale, FL 33301 (954) 765-0500

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THIS TRANSACTION, PASSED ON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

a.	☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Act”).
b.	☐ The filing of a registration statement under the Securities Act of 1933.
c.	☐ A tender offer.
d.	☒ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

INTRODUCTION

This Amendment No. 2 (“Second Amendment”) to the Transaction Statement on Schedule 13E-3 (as amended, the “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Exchange Act, jointly by Steel Partners Holdings L.P. (“SPLP, “Steel Partners,” or the “Parent”), Steel Excel Sub I, LLC (“Acquisition Co.”), Handy & Harman LTD (“HNH”), WHX CS LLC (“WHX CS”), Steel Excel Inc. (“Steel Excel”), WF Asset Corp. (“WF Asset”), WebFinancial Holding Corporation (“Web Financial”), SPH Group LLC (“SPHG”), SPH Group Holdings LLC (“SPHG Holdings”), Steel Partners Holdings GP IncNC. (“Steel Holdings GP”), Steel Partners, LTD. (“SPL”), Warren G. Lichtenstein and Jack L. Howard (Messrs. Lichtenstein and Howard, and SPLP, Acquisition Co., HNH, WHX CS, Steel Excel, WF Asset, WebFinancial, SPHG, SPHG Holdings, Steel Holdings GP and SPL, are referred to herein as the “SP Group Filing Persons” or the “SP Group”) and Steel Connect, Inc. (“STCN,” the “Company,” or “Steel Connect,” and together with the SP Group Filing Persons, the “Filing Persons”).

This Second Amendment is being filed pursuant to Rule 13e-3(d)(2) under the Exchange Act to amend and supplement the Transaction Statement initially filed on December 9, 2024 (the “Original Transaction Statement”), as amended by Amendment No. 1 to the Transaction Statement filed with the SEC on December 18, 2024. Except as otherwise set forth herein, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Second Amendment. All information set forth in this Second Amendment should be read together with the information contained or incorporated by reference in the Transaction Statement.

Capitalized or other defined terms used, but not defined, in this Second Amendment have the respective meanings as are given to them in the Transaction Statement.

The Transaction Statement is hereby amended and supplemented to add the following defined terms:

“Proposed Settlement” means the proposed settlement of the Reith Litigation entered into on October 18, 2024, by the plaintiff in the Reith Litigation, STCN and the Defendants.

“Predecessor” means the Company on or prior to April 30, 2023.

“Successor” means the Company subsequent to April 30, 2023.

The term “Corporate Costs” is hereby replaced throughout the Transaction Statement with “corporate costs”.

The Transaction Statement is hereby amended to replace all references to the section entitled “Special Factors – The Audit Committee’s Position on Fairness of the Short-Form Merger” with “Special Factors – The Audit Committee’s Purposes, Alternatives, Reasons and Position on Fairness of the Short-Form Merger for Purposes of Providing its Approval Pursuant to the Stockholders’ Agreement”.

The section entitled “Cautionary Statement Concerning Forward-Looking Statements” is hereby amended and restated as follows:

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

This Schedule 13E-3 includes “forward-looking statements” that reflect the Filing Persons’ current views, including, without limitation, views as to the Projections, the expected completion and timing of the Short-Form Merger and any potential payment of the Reith CVR to holders of shares of Common Stock following the completion of the Short-Form Merger. These statements can be identified by the fact that they do not relate strictly to historical or current facts. There are forward-looking statements throughout this Schedule 13E-3, including in statements containing the words “aim,” “anticipate,” “are confident,” “estimate,” “expect,” “will be,” “will continue,” “will likely result,” “project,” “intend,” “plan,” “believe” and other words and terms of similar meaning, or the negative of these terms. You should be aware that forward-looking statements involve known and unknown risks and uncertainties. Although the Filing Persons believe that the expectations reflected in these forward-looking statements are reasonable, the Filing Persons cannot assure you that the actual results or developments the Filing Persons anticipate will be realized, or even if realized, that they will have the expected effects on the business or operations of Steel Connect. These forward-looking statements speak only as of the date on which the statements were made and the Filing Persons undertake no obligation to update or revise any forward-looking statements made in this Schedule 13E-3 or elsewhere as a result of new information, future events or otherwise, except as required by law. In addition to other factors and matters referred to or incorporated by reference in this document, the Filing Persons believe the following factors could cause actual results to differ materially from those discussed in the forward-looking statements:

●	changes in the Company’s relationships with significant clients;
●	fluctuations in demand for the Company’s products and services;
●	the Company’s ability to achieve and sustain operating profitability;
●	demand variability from clients without minimum purchase requirements;
●	general economic conditions and public health crises;
●	intense competition in the Company’s business;
●	risks relating to impairment, misappropriation, theft and credit-related issues with respect to funds held for the Company’s clients;
●	the Company’s ability to maintain adequate inventory levels;
●	the Company’s ability to raise or access capital in the future;
●	difficulties increasing operating efficiencies and effecting cost savings;
●	loss of essential employees or an inability to recruit and retain personnel;
●	the Company’s ability to execute on its business strategy and to achieve anticipated synergies and benefits from business acquisitions;
●	risks inherent with conducting international operations, including the Company’s operations in Mainland China;
●	the risk of damage, misappropriation or loss of the physical or intellectual property of the Company’s clients;
●	increased competition and technological changes in the markets in which the Company competes;
●	disruptions in or breaches of the Company’s technology systems;
●	failure to settle disputes and litigation on terms favorable to the Company;
●	the Company’s ability to preserve and monetize its net operating losses;
●	changes in tax rates, laws or regulations;
●	failure to maintain compliance with Nasdaq’s continued listing requirements;
●	potential conflicts of interest arising from the interests of the members of the Company’s board of directors in Steel Partners and its affiliates;
●	potential restrictions imposed by its indebtedness;
●	potential adverse effects from changes in interest rates;
●	the occurrence of any event, change or other circumstance that could result in the Short-Form Merger not being consummated;

●	the outcome of any legal proceedings that may be instituted against Steel Connect, Steel Partners or others relating to the Short-Form Merger;
●	the amount of the costs, fees, expenses and charges related to the Short-Form Merger;
●	the possible adverse effect on the Filing Persons’ businesses and the price of Common Stock if the Short-Form Merger is not completed in a timely manner or at all;
●	the Court’s rulings with respect to the Proposed Settlement, which may affect whether any payment is made under the Reith CVR or the amount of any such payment; and
●	other risks detailed in the Company’s filings with the SEC, including in the section entitled “Risk Factors” in STCN’s Annual Report on Form 10-K for the fiscal year ended July 31, 2024 (the “Form 10-K”).

See “Where You Can Find More Information” on page 6 for the location of those SEC filings. Many of the factors that will determine future results are beyond the Filing Persons’ abilities to control or predict. In light of the significant uncertainties inherent in the forward-looking statements contained in this Schedule 13E-3, readers should not place undue reliance on forward-looking statements, which reflect the Filing Persons’ views only as of the date of this Schedule 13E-3 statement. The Filing Persons cannot guarantee any future results, levels of activity, performance or achievements.

Item 1. Summary Term Sheet

The Summary Term Sheet is hereby amended and supplemented as follows:

1.	The first paragraph under the section entitled “Summary Term Sheet - Source and Amount of Funds” on page 2 of the Original Transaction Statement is amended and restated as follows:

The total amount of funds expected to be required to pay the aggregate Per Share Cash Merger Consideration, and to pay related fees and expenses, is estimated to be approximately $31,216,889, including $850,000 of fees and expenses. The Short-Form Merger is not subject to any financing condition and the SP Group intends to fund this amount from ~~the Filing Persons’ cash on hand or~~ amounts available under SPLP’s existing senior credit agreement by and among SPHG Holdings and Steel Excel as borrowers, PNC Bank, National Association, in its capacity as administrative agent, the lenders party thereto, and certain of the borrowers’ affiliates in their capacities as guarantors (as amended and restated, the “Credit Agreement”). The Credit Agreement consists of a senior secured revolving credit facility in an aggregate principal amount not to exceed $600 million (the “Revolving Credit Loans”), which includes a $50 million subfacility for swing line loans, a $50 million subfacility for standby letters of credit and a currency sublimit (available in euros and pounds sterling) equal to the lesser of $75 million and the total amount of the Revolving Credit Commitment. The Credit Agreement covers substantially all of SPLP’s subsidiaries, with the exception of WebBank and STCN. Availability under the Credit Agreement is based upon earnings and certain covenants, including a maximum ratio limit on Total Leverage and a minimum ratio limit on Interest Coverage, each as defined in the Credit Agreement. The Credit Agreement is subject to certain mandatory prepayment provisions and restrictive and financial covenants, primarily the leverage ratios described above. The Credit Agreement will expire on December 29, 2026, and all outstanding amounts will be due and payable. Borrowings bear interest, at annual rates of either Base Rate, SOFR Rate or Term RFR (each as defined in the Credit Agreement), at the borrowers’ option, plus an applicable margin, as set forth in the Credit Agreement. Borrowings under the Credit Agreement are collateralized by substantially all of the assets of the Borrowers and Guarantors (each as defined in the Credit Agreement and collectively, the “Loan Parties”) and a pledge of all of the issued and outstanding shares of capital stock of the Loan Parties’ subsidiaries. As of September 30, 2024, the Credit Agreement also provides for a commitment fee of 0.150% to be paid on unused borrowings. The weighted average interest rate on the Credit Agreement was 6.18% at September 30, 2024. As of September 30, 2024, letters of credit totaling $10.6 million had been issued under the Credit Agreement. Based on financial results as of September 30, 2024, SPLP’s total availability under the Credit Agreement, which is based upon Consolidated Adjusted EBITDA (as defined in the Credit Agreement) and certain covenants as described in the Credit Agreement, was approximately $470 million as of September 30, 2024. SPLP has no plans or arrangements to finance or repay amounts borrowed ~~if any,~~ under the Credit Agreement to fund the aggregate Per Share Cash Merger Consideration and related fees and expenses.

2.	The paragraph under the section entitled “Summary Term Sheet – The Audit Committee’s Position on the Fairness of the Short-Form Merger” on page 3 of the Original Transaction Statement is amended and restated as follows:

Neither the DGCL nor the terms of the Stockholders’ Agreement require the Audit Committee to form a position respecting the fairness of the Short-Form Merger. Under the SEC rules governing “going private” transactions, STCN is required to express its belief as to the fairness of the Short-Form Merger to the Unaffiliated STCN Stockholders. The STCN Board delegated to the Audit Committee the authority to make the determinations, disclosures and filings required under Rule 13e-3, Schedule 13E-3 and related rules under the Exchange Act on behalf of the STCN Board. Solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act, in deciding to provide its approval of the Short-Form Merger pursuant to the Stockholders’ Agreement, the Audit Committee did unanimously determine that the terms of the Short-Form Merger are substantively and procedurally fair to the stockholders of STCN who are not affiliated with STCN (the “Unaffiliated STCN Stockholders”) based on the factors, and subject to the terms and conditions, described in “Special Factors – The Audit Committee’s Purposes, Alternatives, Reasons and Position on Fairness of the Short-Form Merger for Purposes of Providing its Approval Pursuant to the Stockholders’ Agreement” beginning on page 14.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

3.	The following paragraphs are added after the fifth paragraph on page 11 of the Original Transaction Statement:

The Stockholders’ Agreement provides that (a) prior to September 1, 2025 the prior approval of the Independent Audit Committee or the Disinterested Audit Committee (each as defined in the Stockholders’ Agreement), as applicable, is required for the following: (i) a voluntary delisting of the Common Stock from the applicable stock exchange or a transaction (including a merger, recapitalization, stock split or otherwise) which results in the delisting of the Common Stock, Steel Connect ceasing to be an SEC reporting company, or Steel Connect filing a Form 25 or Form 15 or any similar form with the SEC; (ii) an amendment to the terms of the Management Services Agreement and (iii) any related party transaction between Steel Connect and the SP Investors and their subsidiaries and affiliates; (b) prior to September 1, 2028, the prior approval of the Independent Audit Committee or the Disinterested Audit Committee, as applicable, is required for the STCN Board to approve a going private transaction pursuant to which Steel Partners or its subsidiaries or affiliates acquires the outstanding shares of Common Stock they do not own (or any alternative transaction that would have the same impact); and (c) until the Final Sunset Date (as defined in the Stockholders’ Agreement), the prior approval of the Independent Audit Committee or the Disinterested Audit Committee, as applicable, is required (i) for the STCN Board to approve a short-form or squeeze-out merger between Steel Connect and the SP Investors; or (ii) prior to any transfer of equity interests in Steel Connect by the members of the SP Group if such transfers would result in 80% of the voting power and value of the equity interests in Steel Connect that are held by the members of the SP Group being held by one corporate entity.

Additionally, in connection with the Court-approved Proposed Settlement, the Stockholders’ Agreement will be amended (assuming the Court’s decision is not appealed or otherwise overturned prior to February 4, 2025) to provide that 100% of the Reith Net Litigation Proceeds received by the Company upon resolution of the Reith Litigation will be distributed to the Company’s stockholders with the SP Investors and the directors and officers of Steel Connect agreeing to waive their portion of any such distribution to the extent of any shares of Common Stock held prior to May 1, 2023 or issuable upon conversion of the Preferred Stock. The Reith CVR Agreement reflects that 100% of the Reith Net Litigation Proceeds will be distributed to the Company’s stockholders.

4.	The fifth paragraph on page 12 of the Original Transaction Statement is hereby amended and restated as follows:

On September 1, 2024, Steel Excel entered into a purchase agreement (the “Hale Purchase Agreement”) with Hale Partnership Fund, L.P. and related parties (the “Hale Entities”) pursuant to which Steel Excel purchased 439,673 Shares from the Hale Entities ~~Hale Partnership Fund, L.P. and related parties (the “Hale Entities”)~~ for a purchase price of $12.00 per Share. In the same transaction, Steel Excel also purchased 1,267,803 common units of SPLP from the Hale Entities for a purchase price of $50.00 per common unit. Pursuant to the ~~purchase agreement~~ Hale Purchase Agreement, the Hale Entities agreed that, for a period of two years from the date of the Hale Purchase Agreement, ~~that~~ they and their affiliates would not directly or indirectly (i) acquire or seek to acquire any beneficial ownership interest in any equity or debt securities of, or participation interests in any outstanding loans to the Company, SPLP or any of their affiliates, or (ii) enter into any contract, arrangement, understanding, plan, agreement or commitment with respect to any derivative securities of the Company, SPLP or any of their affiliates.

Item 7. Purposes, Alternatives, Reasons and Effects

The Special Factors section is hereby amended and supplemented as follows:

The “Background of the Short-Form Merger” section is hereby amended and supplemented as follows:

5.	The first paragraph on page 13 of the Original Transaction Statement is amended as follows:

On October 22, 2024, representatives of Greenberg Traurig sent to Rupp Pfalzgraf a draft of preliminary terms relating to a potential short form merger in which the shares of Common Stock not owned by the minority public stockholders of STCN would be eliminated in consideration of a combination of cash and a Reith CVR that would entitle the stockholders to receive a portion of the Reith Net Litigation Proceeds, if any, pursuant to the allocation provisions set forth in the Stockholders’ Agreement and the Reith ~~Settlement~~ CVR Agreement. See “The Reith CVR Agreement” beginning on page 30 of this Schedule 13E-3 for more information. These preliminary terms did not include the cash consideration component of the total consideration to be paid to the public minority stockholders in the Short-Form Merger.

6.	The third paragraph on page 13 of the Original Transaction Statement is hereby amended and restated as follows:

From October 30, 2024 to November 27, 2024, MPI conducted its valuation analysis and periodically updated the Audit Committee regarding its findings.

At a meeting of the Audit Committee held on November 8, 2024, MPI advised the Audit Committee that it had received the initial financial reporting statements from the Company and updated the Audit Committee on the status of its valuation process.

On November 15, 2024, MPI updated the Audit Committee on the status of its valuation process including the methodologies MPI intended to use to value the Company, including an analysis of comparable transactions.

At a meeting of the Audit Committee held on November 22, 2024, MPI updated the Audit Committee on the status of its valuation analysis and advised the Audit Committee that it would be in a position to provide its oral fairness opinion report on November 27, 2024.

7.	The following subheading is added before the subheading entitled “Special Factors - The Audit Committee’s Purposes, Alternatives, Reasons and Position on Fairness of the Short-Form Merger for Purposes of Providing its Approval Pursuant to the Stockholders’ Agreement - Other Matters” on page 24 of the Original Transaction Statement.

Unaudited Prospective Financial Information

STCN’s management prepares projections with respect to STCN’s future financial performance as part of its ongoing management of the business. STCN does not, as a matter of course, make available to the public future financial projections due to the inherent uncertainty of any underlying assumptions and estimates. However, STCN is including in this Transaction Statement a summary of certain unaudited prospective financial and operating information that was prepared by its management in connection with discussions regarding the Short-Form Merger and made available to the Audit Committee from time to time and to MPI in connection with the Audit Committee’s consideration of STCN’s stand-alone prospects. The inclusion of the below information should not be regarded as an indication that any of the Audit Committee, STCN, MPI or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results.

The unaudited prospective financial information prepared by management consists of: (a) long-term financial projections for ModusLink for each of the fiscal years 2025 through 2028, which were prepared by ModusLink management in consultation with management of STCN in October 2024 (the “ModusLink Projections”) and (b) corporate costs projections of STCN for each of the fiscal years 2025 through 2028, which were prepared by STCN management in October 2024 (“Corporate Costs Projections” and, together with the ModusLink Projections, the “Projections”).

The Projections were prepared without giving effect to the Short-Form Merger, including the impact of negotiating or executing the Short-Form Merger, the expenses that may be incurred in connection with consummating the Short-Form Merger, the potential synergies that may be achieved as a result of the Short-Form Merger, or the effect of any business or strategic decision or action that has been or will be taken as a result of the Short-Form Merger being executed.

The Projections were not prepared with a view toward public disclosure or with a view toward compliance with the published guidelines established by the SEC or the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information, generally accepted accounting principles (“GAAP”), but, in the view of STCN’s management, were prepared on a reasonable basis, reflected the best available estimates and judgments at the time of preparation, and presented as of the time of preparation, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of STCN and its subsidiaries on a standalone basis as described above and subject to the assumptions and limitations described in this section. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this Transaction Statement are cautioned not to place undue reliance on the Projections. Although STCN’s management believes there is a reasonable basis for the Projections, STCN cautions stockholders that future results could be materially different from the Projections. The Projections were made available to the Audit Committee and its financial advisor, MPI, and are the projections used by MPI in connection with its financial analyses and opinion as described in “Special Factors — The Audit Committee’s Purposes, Alternatives, Reasons and Position on Fairness of the Short-Form Merger for Purposes of Providing its Approval Pursuant to the Stockholders’ Agreement.” beginning on page 14 of the Original Transaction Statement. Neither STCN’s independent registered public accounting firm, Deloitte & Touche LLP, nor any other independent accountants have examined, compiled or performed any procedures with respect to the projected financial information or any amounts derived therefrom or built thereupon and, accordingly, they have not expressed any opinion or given any form of assurance on the projected financial information or their achievability and assume no responsibility for, and disclaim any association with, the prospective financial information.

The Projections are subject to estimates and assumptions in many respects and, as a result, subject to interpretation. While presented with numerical specificity, the Projections are based upon a variety of estimates and assumptions that are inherently uncertain, though considered reasonable by STCN’s management as of the date of their preparation. These estimates and assumptions may prove to be inaccurate for any number of reasons, including general economic conditions, competition and the risks discussed in this Transaction Statement under the sections entitled “Cautionary Statement Regarding Forward-Looking Information” beginning on page 2 of this Second Amendment. See also “Where You Can Find More Information” beginning on page 6 of the Original Transaction Statement. The Projections also reflect assumptions as to certain business decisions that are subject to change. Because the Projections were developed for STCN on a stand-alone basis without giving effect to the Short-Form Merger, they do not reflect any synergies that may be realized as a result of the Short-Form Merger or any changes to STCN’s operations or strategy that may be implemented after completion of the Short-Form Merger. There can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, that information by its nature becomes less predictive each successive year.

The Projections contain EBITDA, a non-GAAP financial measure that STCN believes is helpful in understanding its past financial performance and future results. STCN management regularly uses a variety of financial measures that are not prepared in accordance with GAAP, including EBITDA (defined as earnings (loss) before interest income, interest expense, income tax expense (benefit), depreciation, and amortization). The non-GAAP financial measure is not meant to be considered in isolation or as a substitute for comparable GAAP measures.

STCN believes that providing this non-GAAP measurement is useful, as it provides important supplemental information of STCN’s performance and permits management to evaluate the operating performance of its business. STCN uses EBITDA in internal forecasts and models when establishing internal operating budgets, supplementing the financial results and forecasts reported to the STCN Board, determining a component of certain incentive compensation for executive officers and other key employees based on operating performance, determining compliance with certain covenants in STCN’s credit facility, and evaluating short-term and long-term operating trends in its core business segments.

STCN believes that the non-GAAP financial measure assists in providing an enhanced understanding of its underlying operational measures to manage its core businesses, to evaluate performance compared to prior periods and the marketplace, and to establish operational goals. Further, STCN believes that these non-GAAP financial adjustments are useful because they allow evaluation of the effectiveness of the methodology and information used by STCN’s management in STCN’s financial and operational decision-making. This non-GAAP financial measure should not be considered in isolation or as a substitute for financial information provided in accordance with U.S. GAAP. This non-GAAP financial measure may not be computed in the same manner as similarly titled measures used by other companies.

Some of the limitations of EBITDA include:

●	EBITDA does not reflect changes in, or cash requirements for, STCN’s working capital needs;

●	EBITDA does not reflect STCN’s interest expense, or the cash requirements necessary to service interest or principal payments, on STCN’s debt;

●	EBITDA does not reflect STCN’s tax expense or the cash requirements to pay its taxes;

●	EBITDA does not reflect historical capital expenditures or future requirements for capital expenditures or contractual commitments;

●	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

●	other companies in STCN’s industry may calculate EBITDA differently, limiting its usefulness as comparative measures.

The non-GAAP financial measure used in the Projections was relied upon by MPI for purposes of its financial analyses and opinion and by the Audit Committee in connection with its consideration of the Short-Form Merger. Financial measures provided to a financial advisor are excluded from the definition of non-GAAP financial measures and, therefore, are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure.

None of STCN or any of its affiliates, advisors, officers, directors or other representatives can provide any assurance that actual results will not differ from the Projections, and none of them undertakes any obligation to update, or otherwise revise or reconcile, the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Projections, as applicable, are shown to be in error. Except as required by applicable securities laws, STCN does not intend to make publicly available any update or other revision to the Projections, even in the event that any or all assumptions are shown to be in error. STCN has made publicly available its actual results of operations for the year ended July 31, 2024 in its 2024 Annual Report and for the quarterly period ended October 31, 2024 on STCN’s Quarterly Report on Form 10-Q filed with the SEC on December 12, 2024. None of STCN or its affiliates, advisors, officers, directors or other representatives has made or makes any representation to any STCN stockholders or other person regarding the ultimate performance of STCN or its subsidiaries compared to the information contained in the Projections or that forecast results will be achieved. STCN has made no representation to the SP Group Filing Persons concerning the Projections.

The Projections do not take into account any circumstances or events occurring after the date they were prepared.

The following presents the components of the Projections in summary form:

Modus Link Projections

	PROJECTED
Figures in Thousands of U.S. Dollars	2025	2026	2027	2028
Total Revenues	184,729	187,500	191,250	199,856
Gross Profit	49,878	50,626	51,884	55,178
Total Operating Expenses	35,392	37,744	38,428	39,996
Operating Profit	14,486	12,882	13,456	15,182
Net Income	6,545	10,857	11,331	12,957
EBITDA	14,157	18,568	19,142	20,868

	PROJECTED
Figures in Thousands of U.S. Dollars	2025	2026	2027	2028
Total Assets	193,016	191,657	191,282	195,211
Total Liabilities	72,670	70,454	68,748	69,720
Total Stockholders’ Equity	120,346	121,203	122,534	125,491

Notes:

The assumptions used to develop the projections for 2025E through 2028E are as follows:

a.	Annual Revenue growth projections were based on the estimates for the continuing base business and new business development.

b.	Annual Non-Value Add Revenue as a percentage of Revenue of approximately 36%.

c.	Annual Gross Profit as a percentage of Value Add Revenue of approximately 27%.

d.	Annual operating expenses of approximately 19 to 20%.

i.	Assets and liabilities are consistent with current/historical trend amounts.

Corporate Costs Projections of STCN

Figures in Thousands of U.S. Dollars	2025	2026	2027	2028
Corporate Costs	(6,467)	(6,661)	(6,861)	(7,066)

The Corporate Costs Projections assume inflation growth of 4% annually.

Item 8. Fairness of the Transaction

8.	The following paragraphs are added under the heading, “Special Factors - The Audit Committee’s Purposes, Alternatives, Reasons and Position on Fairness of the Short-Form Merger for Purposes of Providing its Approval Pursuant to the Stockholders’ Agreement,” as the first and second paragraphs on page 18 of the Original Transaction Statement:

The Audit Committee considered the following procedural safeguards in its fairness determination:

●	The transaction was negotiated and approved by the independent Audit Committee;

●	The Audit Committee retained independent legal counsel and financial advisors;

●	The Audit Committee received a fairness opinion from its independent financial advisor;

●	The Per Share Cash Merger Consideration represents a premium to recent trading prices; and

●	The majority of the Per Share Merger Consideration will be paid in cash, apart from any monies to be paid pursuant to the Reith CVR, providing immediate liquidity.

While the Audit Committee did not structure the Short-Form Merger to require the approval of the Unaffiliated STCN Stockholders or a majority of the members of the STCN Board who are not employees of STCN due to the short-form merger structure, the Audit Committee believes the above safeguards adequately protect the Unaffiliated STCN Stockholders.

9.	The following paragraph is added as the second paragraph on page 18 of the Original Transaction Statement under the heading, “Special Factors - The Audit Committee’s Purposes, Alternatives, Reasons and Position on Fairness of the Short-Form Merger for Purposes of Providing its Approval Pursuant to the Stockholders’ Agreement,”:

After careful consideration of MPI’s methodologies, assumptions, and conclusions, the Audit Committee expressly adopted MPI’s analysis as its own in making its fairness determination.

10.	The following paragraph is added below the first paragraph under the heading entitled “Special Factors - Opinion of Advisor to the Audit Committee - Guideline Public Company Analysis” on page 21 of the Original Transaction Statement:

MPI searched Capital IQ for companies that provided logistics services, package fulfillment, and assembly. MPI also examined the quick comparable analysis function within Capital IQ, which provides public companies that operate in the same industry as Steel Connect as well as guideline companies used in previous analyses provided by STCN management or otherwise publicly available. MPI reviewed the business descriptions of prospective guideline companies and culled the list following such review.

11.	The last paragraph under the heading entitled “Special Factors - Opinion of Advisor to the Audit Committee - Guideline Public Company Analysis” on page 21 of the Original Transaction Statement is hereby amended and restated as follows:

Following a relative analysis of ModusLink versus the selected companies, MPI applied selected ranges of multiples as follows: (a) 0.30x to 0.50x times LTM revenue, projected 2025 revenue, and projected 2026 revenue; (b) 3.0x to 4.5x times the LTM EBITDA; and (c) 3.5x to 5.0x times projected 2025 EBITDA and projected 2026 EBITDA. Certain calculations were made for illustrative purposes only. In particular, the LTM data was given less weight in MPI’s analysis given management’s financial projections indicate a decline in EBITDA, among other considerations. The selected multiples resulted in a range of values for ModusLink of $55.0 million to $119.9 million. The aforementioned range of values is prior to accounting for outstanding cash on ModusLink’s balance sheet. The lower end of these multiple ranges is lower than the lowest of the guideline companies selected for the following material reasons:

●	Steel Connect is substantially smaller than all of the guideline companies;

●	Steel Connect is less diversified than all of the guideline companies;

●	Steel Connect has a major customer concentration with one customer (“Customer 1”) accounting for approximately 38% of sales for the fiscal year ended July 31, 2024 and another customer (“Customer 2”) accounting for approximately 14% of sales for the fiscal year ended July 31, 2024;

●	Steel Connect’s management has indicated that the loss of Customer 1 would put Steel Connect in an immediate loss position, and would require a major, rapid restructuring and the loss of Customer 2 would also have a material adverse impact on Steel Connect;

●	Steel Connect has had difficulty attracting meaningful new customers;

●	Steel Connect has been in a long-term state of decline; and

●	Steel Connect is less levered than the typical guideline company with zero (net) debt in recent years.

12.	The first paragraph under the heading entitled “Special Factors - Opinion of Advisor to the Audit Committee - Guideline Transactions Analysis” on page 22 of the Original Transaction Statement is hereby amended and restated as follows:

MPI’s valuation process included a guideline transactions analysis and specifically identifying sale/merger transactions involving target companies in a similar industry to ModusLink. MPI searched both the Capital IQ and BVR DealStats databases for transactions of companies that operate within a similar industry to Steel Connect. MPI also searched for transactions among the selected publicly traded guideline company group. MPI culled the group of targets that lacked comparability to the Company based on their business descriptions. As was the case with the Guideline Public Company Analysis, the niche nature of ModusLink’s business made it difficult to find highly comparable transactions. MPI broadened the search criteria to identify analogs deemed most relevant. In the following table, “N.A” is used to denote company transactions statistics that were analyzed by MPI but where company names were not disclosed, or were otherwise unavailable to MPI, in the BVR DealStats database. The guideline transactions were as follows:

13.	The first paragraph under the heading “Special Factors - SP Group’s Reasons and Alternatives of the Short-Form Merger – Reasons and Alternatives” on page 26 of the Original Transaction Statement is amended and restated as follows:

SP Group believes that effecting the transaction by way of a short-form merger is the quickest and most cost-effective way for the SP Group to acquire sole ownership of STCN and to provide the Unaffiliated STCN Stockholders with the Per Share Merger Consideration for their shares of Common Stock. Each of the SP Group members has undertaken to pursue the Short-Form Merger at this time in order to begin to realize the benefits set forth below as expeditiously as possible, as a large portion of the expenses of STCN operating separately is borne by the SP Group. In addition, the SP Group members were motivated by the fact that the Audit Committee was willing at this time to approve, in accordance with the terms of the Stockholders’ Agreement, the Short-Form Merger at the Per Share Merger Consideration price negotiated by the Audit Committee.

14.	The following paragraph is added as the first paragraph on page 28 of the Original Transaction Statement under the heading “Special Factors - Effects of the Short-Form Merger”:

While the SP Group did not structure the Short-Form Merger to require the approval of the Unaffiliated STCN Stockholders or a majority of the members of the STCN Board who are not employees of STCN, it believes the Short-Form Merger is procedurally fair to unaffiliated STCN Stockholders for the reasons described above, including that the Audit Committee, consisting entirely of the independent directors of the STCN Board who are not officers or employees of STCN or SPLP and who are not affiliated with any member of the SP Group, determined that the terms of the Short-Form Merger are procedurally fair to the Unaffiliated STCN Stockholders.

15.	The fifth paragraph on page 28 of the Original Transaction Statement under the heading “Special Factors - SP Group’s Position on the Fairness of the Short-Form Merger” is hereby amended and restated as follows:

~~Except as described in “Special Factors - Background of the Short-Form Merger,” n~~ None of the SP Group members is aware of, and thus did not consider in its fairness determination, any offers or proposals made by any unaffiliated third parties within the past two years with respect to (a) a merger or consolidation of the Company with or into another company, (b) a sale of all or a substantial part of the Company’s assets or (c) the purchase of the Company’s voting securities that would enable the holder to exercise control over the Company.

16.	The table on page 29 of the Original Transaction Statement under the heading “Special Factors - Effects of the Short-Form Merger” is hereby amended and restated as follows:

If the Short-Form Merger is completed, the Unaffiliated STCN Stockholders will have no interest in STCN’s net book value or net earnings.  ~~Based on the Form 10-K, the table below sets forth the direct and indirect interests in STCN’s net book value and net earnings of the SP Group members as of and for the year ended July 31, 2024, and what those interests would have been had the Short-Form Merger been completed as of that date.~~ The table below sets forth the beneficial ownership of the Common Stock and resulting interests in Steel Connect’s net book value and net earnings of the SP Group Filing Persons prior to, based on Steel Connect’s net book value at October 31, 2024 and net earnings for the year ended July 31, 2024 and for the quarter ended October 31, 2024, as if the Short-Form Merger were completed on such date. See “Item 11 – Interest in Securities of the Subject Company” beginning on page 50 of the Original Transaction Statement ~~Schedule 13E-3~~ for more information.

	Beneficial Ownership Prior to the Short-Form Merger(1)(2)(3)

Name	Net Book Value at October 31, 2024	Net Income for the year ended July 31, 2024	Net Income for the quarter ended October 31, 2024	% Ownership
SPLP	$140,759	$79,094	$2,126	90%
Acquisition Co.	$--	$--	$--	0%
HNH	$15,657	$8,798	$237	10%
WHX CS	$15,657	$8,798	$237	10%
Steel Excel	$92,848	$52,172	$1,402	59%
WF Asset	$32,411	$18,212	$490	21%
WebFinancial	$120,405	$67,657	$1,819	77%
SPHG	$92,848	$52,172	$1,402	59%
SPHG Holdings	$92,848	$52,172	$1,402	59%
Steel Holdings GP	$140,759	$79,094	$2,126	90%
SPL	$36	$20	$1	0%
Warren G. Lichtenstein	$4,854	$2,727	$73	3%
Jack L. Howard	$2,818	$1,584	$43	2%

(1) Ownership percentages are based on shares of Common Stock outstanding as of December 16, 2024.

(2) The financial results of STCN have been included in SPLP’s consolidated financial statements since May 1, 2023.

(3) See Item 11. Interest in Securities of the Subject Company for additional information on the beneficial ownership of the SP Group Filing Persons.

	Beneficial Ownership After the Short-Form Merger(1)(2)(3)

Name	Net Book Value at October 31, 2024	Net Income for the year ended July 31, 2024	Net Income for the quarter ended October 31, 2024	% Ownership
SPLP	$156,573	$87,980	$2,365	100%
Acquisition Co.	$--	$--	$--	0%
HNH	$--	$--	$--	0%
WHX CS	$--	$--	$--	0%
Steel Excel	$156,573	$87,980	$2,365	100%
WF Asset	$--	$--	$--	0%
WebFinancial	$--	$--	$--	0%
SPHG	$--	$--	$--	0%
SPHG Holdings	$--	$--	$--	0%
Steel Holdings GP	$--	$--	$--	0%
SPL	$--	$--	$--	0%
Warren G. Lichtenstein(4)	$--	$--	$--	0%
Jack L. Howard(4)	$--	$--	$--	0%

(1) Ownership percentages are based on shares of Common Stock outstanding as of November 13, 2024.

(2) The financial results of STCN have been included in SPLP’s consolidated financial statements since May 1, 2023.

(3) See Item 11. Interest in Securities of the Subject Company for additional information on the beneficial ownership of the SP Group Filing Persons.

(4) Messrs. Lichtenstein and Howard are directors of SPLP and STCN and may be deemed to beneficially own approximately 49.8% and 32.0%, respectively, of the outstanding limited partnership units of SPLP, including direct and indirect holdings of such units, as of December 16, 2024.

Item 13. Financial Information

17.	Item 13(a) of the Original Transaction Statement is hereby amended and restated as follows:

(a) Financial Information. The audited consolidated financial statements of STCN for the years ended July 31, 2024 and 2023 are incorporated herein by reference to the Consolidated Financial Statements of STCN included as Item 8 to the Form 10-K and the financial statements set forth in Item 1 of STCN’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2024 (“Form 10-Q”) are incorporated herein by reference.

~~The Form 10-K and Form 10-K/A is available for inspection and copying at the SEC’s public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. Copies may be obtained at prescribed rates from the SEC’s principal office at 100 F Street, N.E., Washington, D.C. 20549.~~ The SEC ~~also~~ maintains a web site that contains reports, proxy and information statements and other information regarding ~~registrants that file electronically with the SEC~~ Steel Connect at http://www.sec.gov.

18.	The first paragraph on page 52 of the Original Transaction Statement in Item 13(c) is hereby amended and supplemented as follows:

(c) Summary Information.

Set forth below is certain selected consolidated financial information with respect to STCN excerpted or derived by the Filing Persons from the consolidated financial statements of STCN contained in the Form 10-K and the Form 10-Q. More comprehensive financial information is included in the Form 10-K and Form 10-Q and in other documents filed by STCN with the SEC, and the following financial information is qualified in its entirety by reference to the Form 10-K and Form 10-Q and other documents and all of the financial information (including any related notes and schedules) contained or incorporated by reference therein.

19.	The following tables are added to Item 13(c) prior to the summary financial information for the fiscal year ended July 31, 2024:

STEEL CONNECT, INC. AND SUBSIDIARIES

Statement of Operations Data:

(in thousands, except per share amounts)

(unaudited)

	Three Months Ended October 31,
	2024	2023
Net revenue	$50,487	$41,341
Cost of revenue	33,251	29,866
Gross profit	17,236	11,475
Operating expenses:
Selling, general and administrative	9,842	8,795
Amortization	893	875
Total operating expenses	10,735	9,670
Operating income	6,501	1,805
Other (expense) income:
Interest income	2,814	3,219
Interest expense	(111)	(247)
Other (losses) gains, net	(6,022)	330
Total other (expense) income, net	(3,319)	3,302
Income before income taxes	3,182	5,107
Income tax expense	817	671
Net income	2,365	4,436
Less: Preferred dividends on Series C redeemable preferred stock	(537)	(536)
Net income attributable to common stockholders	$1,828	$3,900

Net income per common shares - basic	$0.07	$0.15

Net income per common shares - diluted	$0.07	$0.15

STEEL CONNECT, INC. AND SUBSIDIARIES

Balance Sheet Data:

(in thousands)

	October 31, 2024	July 31, 2024
	(unaudited)
ASSETS
Total current assets	283,399	295,828
Total assets	$476,758	$485,628

LIABILITIES, CONTINGENTLY REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY
Total current liabilities	66,378	75,055
Total long-term liabilities	16,068	18,653
Total liabilities	82,446	93,708
Contingently redeemable preferred stock
Series C contingently redeemable preferred stock, $0.01 par value per share. 35,000 shares authorized, issued and outstanding at October 31, 2024 and July 31, 2024	35,006	35,006
Series E contingently redeemable preferred stock, $0.01 par value per share. 3,500,000 shares authorized, issued and outstanding at October 31, 2024 and July 31, 2024	202,733	202,733
Total contingently redeemable preferred stock	237,739	237,739
Total stockholders’ equity	156,573	154,181
Total liabilities, contingently redeemable preferred stock and stockholders’ equity	$476,758	$485,628

20.	The section entitled “Book Value per Share” on page 53 of the Original Transaction Statement included in Item 13(c) is hereby amended as follows:

Book Value per Share

STCN’s net book value per share as of July 31, 2024 and October 31, 2024, was approximately $24.40 and $24.71, respectively (calculated based on 6,319,513 and 6,335,641, respectively shares of Common Stock outstanding as of such date).

Item 16. Exhibits.

(a)	None.
(b)(1)^	Amended and Restated Credit Agreement, dated as of December 29, among SPH Group Holdings LLC, Steel Excel Inc. and IGo, Inc., as Borrowers, PNC Bank, National Association, in its capacity as administrative agent, the lenders party thereto, and certain of the Borrowers’ affiliates in their capacities as guarantors (incorporated by reference to Exhibit 10.1 to SPLP’s Current Report on Form 8-K, filed on December 29, 2021).
(b)(2)^	First Amendment and Consent to Amended and Restated Credit Agreement, dated as of June 26, 2023, by and among SPH Group Holdings LLC and Steel Excel Inc. as borrowers, PNC Bank, National Association, in its capacity as administrative agent, the lenders party thereto, and certain of the borrowers’ affiliates in their capacities as guarantors (incorporated by reference to Exhibit 10.1 to SPLP’s Current Report on Form 8-K, filed June 27, 2023).
(c)(1)^	Opinion of Management Planning, Inc., dated December 2, 2024.
(c)(2)^	Discussion Materials of Management Planning, Inc., dated November 26, 2024.
(d)(1)^	Form of Contingent Value Rights Agreement.
(d)(2)^	Stockholders’ Agreement, dated as of April 30, 2023, by and among Steel Connect, Inc., Steel Partners Holdings L.P., and the other stockholders signatory therein (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K of STCN filed on May 1, 2023).
(d)(3)	Purchase Agreement, dated September 1, 2024.
(e)	None.
(f)	None.
107^	Calculation of Filing Fee Table

^	Previously filed with the Schedule 13E-3 filed with the SEC on December 9, 2024.

SIGNATURES

After due inquiry and to the best knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of December 20, 2024

Steel Connect, Inc.

By:	/s/ Ryan O’Herrin
Name:	Ryan O’Herrin
Title:	Senior Vice President, Chief Financial Officer and Treasurer

Steel Partners Holdings L.P.

By:	Steel Partners Holdings GP Inc.,
its General Partner

By:	/s/ Ryan O’Herrin
Name:	Ryan O’Herrin
Title:	Chief Financial Officer

Steel Excel Sub I, LLC

By:	/s/ Ryan O’Herrin
Name:	Ryan O’Herrin
Title:	Senior Vice President

Handy & Harman LTD.

By:	/s/ Ryan O’Herrin
Name:	Ryan O’Herrin
Title:	Senior Vice President

WHX CS LLC

By:	/s/ Ryan O’Herrin
Name:	Ryan O’Herrin
Title:	Senior Vice President

Steel Excel Inc.

By:	/s/ Ryan O’Herrin
Name:	Ryan O’Herrin
Title:	Senior Vice President

WF Asset Corp.

By:	/s/ Ryan O’Herrin
Name:	Ryan O’Herrin
Title:	Senior Vice President

WebFinancial Holding Corporation

By:	/s/ Ryan O’Herrin
Name:	Ryan O’Herrin
Title:	Senior Vice President

SPH Group LLC

By: Steel Partners Holdings GP Inc.,
its managing member

By:	/s/ Ryan O’Herrin
Name:	Ryan O’Herrin
Title:	Chief Financial Officer

SPH Group Holdings LLC

By: Steel Partners Holdings GP Inc., its Manager

By:	/s/ Ryan O’Herrin
Name:	Ryan O’Herrin
Title:	Chief Financial Officer

Steel Partners Holdings GP Inc.

By:	/s/ Ryan O’Herrin
Name:	Ryan O’Herrin
Title:	Chief Financial Officer

Steel Partners, LTD.

By:	/s/ Jack L. Howard
Name:	Jack L. Howard
Title:	President

Warren G. Lichtenstein

By:	/s/ Jack L. Howard
By:	Jack L. Howard as Attorney-In-Fact for Warren G. Lichtenstein

Jack L. Howard

By:	/s/ Jack L. Howard
By:	Jack L. Howard